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                                    Filed by SunTrust Banks, Inc.
                                    Pursuant to Rule 425 under the Securities
                                    Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                    Subject Company: Wachovia Corporation
                                    Commission File No. 1-9021

                                    Date: July 19, 2001



THE FOLLOWING FORM LETTER WAS DELIVERED TO SELECTED SHAREHOLDERS OF WACHOVIA CORPORATION TOGETHER WITH SUNTRUST'S JULY 17, 2001 INVESTOR PRESENTATION MATERIALS (PRESENTATION MATERIALS PREVIOUSLY WERE FILED WITH THE COMMISSION ON JULY 17, 2001 PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933).

                      [Letterhead of SunTrust Banks, Inc.]

July 18, 2001



Dear (Mr/Ms) (Last_Name),

I invite your attention to the attached summary of our presentation earlier this week to Institutional Investor Services (ISS). It updates key elements of our Wachovia merger proposal and, in particular, provides fresh perspective on why we believe our proposal is superior to First Union's and a vote against the First Union merger is warranted.

We have highlighted sections of the presentation that might be of particular relevance given recent developments.

Please let me know if we can provide additional information or clarification.

Sincerely,

/s/  L. Phillip Humann